Exhibit 2.1

SECOND AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

This SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT (the “Amendment”), dated as of December 23, 2021, is entered into by and among each of CHP Merger Corp., a Delaware corporation (“CHP”), Accelerate Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Integrity Implants Inc., a Delaware corporation (the “Company”).  CHP, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties”.

WHEREAS, the Parties have entered into a Business Combination Agreement dated as of November 14, 2021 (as amended from time to time the “BCA”);

WHEREAS, the Parties and other parties thereto have entered into an Investment Agreement dated as of November 30, 2021 (as amended from time to time the “Investment Agreement”); and

WHEREAS, the Parties hereto desire to amend certain terms of the BCA in order to reflect the transactions contemplated by the Investment Agreement.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.      Definitions.  All capitalized terms not otherwise defined herein have the meanings set out in the BCA.

Section 2.      Amendments to the BCA.  As of the date hereof, the following sections of the BCA are hereby amended as set forth below:

(a)         The following definitions shall be amended and restated in their entirety:

“CHP Investors” means the Sponsor, AHA and any Affiliate of the foregoing, together with any investor who is a Permitted Person and enters the Investment Agreement as an investing party thereunder from time to time prior to the Closing.

(b)         The following definitions shall be inserted:

“Permitted Persons” means the Sponsor, any existing CHP Investors, Affiliates of the Sponsor or AHA, hospital systems and ambulatory surgery centers, and any other investors that are not (and whose affiliates are not) current investors or current vendors of the Company, in each case to the extent that such person is able to make the representations and warranties set forth in Section 4 of the Investment Agreement on  and as of the dates set forth therein.

(c)          Section 5.15(a) shall be amended and restated as follows:

“Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each CHP Party, as provided in the applicable CHP Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) CHP will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, CHP shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable CHP Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the CHP Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any CHP Party (the “CHP D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such CHP D&O Person was a director or officer of any CHP Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law. Notwithstanding anything herein to the contrary, CHP may incur up to $500,000.00 pursuant to note(s) issued to such CHP D&O Persons in connection with funding premiums for D&O insurance, which note(s) will be repaid in full to such applicable CHP D&O Persons at and contingent upon Closing.”

Section 3.    Miscellaneous.

(a)          References to the BCA.  Upon the effectiveness of this Amendment, each reference in the BCA to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import shall mean and be a reference to the BCA as amended hereby, and each reference to the BCA in any other document, instrument or agreement executed and/or delivered in connection with the BCA shall mean and be a reference to the BCA as amended hereby.  References in the BCA to “the date of this Agreement”, “the date hereof” or words of like import shall continue to mean the date of execution of the BCA, November 14, 2021.

(b)          No Other Changes.  Except as specifically amended by this Amendment, the BCA and all other Ancillary Documents shall remain in full force and effect and are hereby ratified and confirmed.

(c)          No Waiver.  The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party under the BCA or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as  specifically set forth herein

(d)         Entire Agreement.  This Amendment, together with the BCA and the Ancillary Documents as amended on or around the date hereof, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

(e)          Incorporation by Reference.  The following sections of the BCA shall apply to this Amendment to the same extent as they apply to the BCA, mutatis mutandis: Sections 9.2 (Entire Agreement; Assignment), 9.3 (Amendment), 9.5 (Governing Law), 9.7 (Construction; Interpretation), 9.10 (Severability), 9.11 (Counterparts; Electronic Signatures), 9.15 (Waiver of Jury Trial) and 9.16 (Submission to Jurisdiction).

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

CHP MERGER CORP.

By:	/s/	James T. Olsen
Name:		James T. Olsen
Title:		Chief Executive Officer

ACCELERATE MERGER SUB, INC.

By:	/s/	James T. Olsen
Name:		James T. Olsen
Title:		Chief Executive Officer

INTEGRITY IMPLANTS INC.

By:	/s/	Christopher Walsh
Name:		Christopher Walsh
Title:		Chief Executive Officer